April 15, 2008

Jill Davis

Branch Chief

United States

Securities and Exchange Commission

Washington, DC  20549-7010

U.S.A.

Dear Ms Davis:

Re: Emgold Mining Corporation (SEC File No. 000-51411) (the “Company”)
Annual Report in Form 20-F for Period Ended December 31, 2006

We are providing additional comments in relation to our response on March 10, 2008, to your letter dated January 25, 2008 (the “Comment Letter”), regarding the above captioned Annual Report filing (“the Filing”).

We respectfully wish to add the following statements acknowledging the General comments of the Securities Exchange Commission (“The Commission”) to our previous response letter.

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The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

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We understand that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporate Finance its review of the Company’s filing and the Company’s response to comments from the staff on the Company’s filing.

Yours truly,

EMGOLD MINING CORPORATION

“Sargent H. Berner”

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Sargent H. Berner

Co-Executive Chairman and Co-Chief Executive Officer